[Graphic omitted] Ahold


                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  November 26, 2004

                                 For more information:  +31 75 659 57 20


Ahold's Senior Vice President Tax
Bart Kuper to pursue career outside company

Zaandam, The Netherlands, November 26, 2004 - Bart Kuper, Senior Vice President Tax, has decided to leave Ahold effective February 21, 2005, and pursue his career outside the company.

Over the last decade, Kuper has served Ahold in several executive positions in Finance & Accounting. Before his appointment as SVP Tax in September 2003, Kuper served for 18 months as SVP Finance & Tax at Ahold USA.

Kuper joins VNU, a global information and media company, as Senior Vice President Tax. He will first be based in Haarlem before likely relocating to New York in due course.

The Executive Board of Ahold wishes to express its appreciation for Bart Kuper's contribution to the company. His successor will be announced in due course.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks', uncertainties and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year and its other public filings. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                   Albert Heijnweg 1 Zaandam
                                                   P.O. Box 3050,1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:  +31 (0)75 659 5720
                                                   Fax:    +31 (0)75 659 8302
http://www.ahold.com